Pricing Supplement No. 2875 To prospectus supplement dated July 7, 2017 and prospectus dated July 7, 2017	Registration Statement No. 333-218897 Rule 424(b)(2)

Deutsche Bank AG

$2,000,000,000 2 Year Floating Rate Eligible Liabilities Senior Notes due August 14, 2019

General

•	The 2 Year Floating Rate Eligible Liabilities Senior Notes due August 14, 2019 (the “notes”) pay interest quarterly in arrears at a variable rate equal to 3-month USD LIBOR plus 0.80%. The notes are designed for investors who seek quarterly interest payments with the return of principal at maturity. All payments on the notes, including interest payments and the repayment of principal at maturity, are subject to the credit of the Issuer.

•	Unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG due August 14, 2019

•	Minimum denominations of $250,000 and integral multiples of $1,000 (the “Principal Amount”) in excess thereof

•	The notes priced on July 17, 2017 (the “Trade Date”) and are expected to settle on August 14, 2017 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company (“DTC”).

Key Terms

Issuer:	Deutsche Bank AG New York Branch
Issue Price:	100.00%
Interest Rate:	Interest will be paid on a quarterly basis in arrears at the Interest Rate set forth below on each Interest Payment Date, based on an actual/360 day count convention. The Interest Rate for each Reset Period commencing on an Interest Reset Date will be equal to the Base Rate (to be determined by the calculation agent on the relevant Interest Determination Date) plus the Spread. The Initial Interest Rate will be equal to the Base Rate (to be determined by the calculation agent on the second London Banking Day prior to the Settlement Date) plus the Spread.
Base Rate:	3-month USD LIBOR
Spread:	Plus 0.80%
Reset Period:	Each period from, and including, an Interest Reset Date to, but excluding, the following Interest Reset Date, with the final Reset Period ending on, but excluding, the Maturity Date.
Interest Reset Date:	Each Interest Payment Date
Interest Determination Date:	The second London Banking Day preceding an Interest Reset Date. A “London Banking Day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
Interest Payment Dates:	February 14, May 14, August 14 and November 14 of each year, commencing on November 14, 2017 and ending on the Maturity Date. If any scheduled Interest Payment Date (other than the Maturity Date) is not a Business Day (as defined below), the Interest Payment Date will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day.
Trade Date:	July 17, 2017
Settlement Date:	August 14, 2017
Maturity Date:	August 14, 2019
Listing:	The notes are expected to be listed on the Frankfurt Stock Exchange Regulated Market
CUSIP / ISIN:	251526BJ7 / US251526BJ77

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying prospectus supplement and page 9 of the accompanying prospectus and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued by the Issuer, and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page PS-2 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	100.00%	0.02%	99.98%
Total	$2,000,000,000	$400,000	$1,999,600,000

(1)       For more detailed information about discounts and commissions, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

Deutsche Bank

July 17, 2017

RESOLUTION MEASURES AND DEEMED AGREEMENT

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

Pursuant to the German Banking Act as amended by the German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”), in a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. See “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus for more information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down, including to zero, any payment on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our equity securities, assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Eligible Liabilities Senior Indenture dated April 19, 2017 among us, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any of the indenture agents takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the

PS-2

notes; (ii) authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measures” section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus dated July 7, 2017, including the risk factors beginning on page 9 of such prospectus.

PS-3

SUMMARY

You should read this pricing supplement together with the prospectus supplement dated July 7, 2017 relating to our Eligible Liabilities Senior Notes, Series D of which these notes are a part and the prospectus dated July 7, 2017. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or, if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated July 7, 2017:

https://www.sec.gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21.pdf

•	Prospectus dated July 7, 2017:

https://www.sec.gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying prospectus supplement and prospectus. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this pricing supplement relevant to your investment and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in this pricing supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

You should be aware that the regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes under any circumstances in which such offer or solicitation is unlawful.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where such offers and sales are permitted. Neither the delivery of this pricing supplement nor the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement and accompanying prospectus supplement and prospectus is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement and the accompanying prospectus supplement and prospectus and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

PS-4

SELECTED RISK CONSIDERATIONS

An investment in the notes involves risks. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any interest payments to be made on the notes and the repayment of principal at maturity depend on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes. On March 28, 2017, Standard & Poor’s downgraded Deutsche Bank AG’s long-term issue ratings on certain senior unsecured debt instruments reclassified as senior subordinated debt due to Germany’s recently introduced law from “BBB+” to “BBB-.” Any future downgrade could materially affect Deutsche Bank AG’s funding costs and cause the trading price of the notes to decline significantly. Additionally, under many derivative contracts to which Deutsche Bank AG is a party, a downgrade could require it to post additional collateral, lead to terminations of contracts with accompanying payment obligations or give counterparties additional remedies. In the event Deutsche Bank AG were to default on its payment obligations or become subject to a Resolution Measure, you might not receive interest and principal payments owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. IN A GERMAN INSOLVENCY PROCEEDING OR IN THE EVENT OF THE IMPOSITION OF RESOLUTION MEASURES WITH RESPECT TO THE ISSUER, THE NOTES WOULD BE SATISFIED ONLY IF CERTAIN OTHER UNSECURED UNSUBORDINATED OBLIGATIONS OF THE ISSUER HAVE BEEN PAID IN FULL. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under “Resolution Measures and Deemed Agreement,” the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The Resolution Mechanism Act provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or settlement is effected in a way other than by monetary payment, or (ii) the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and settlement is effected by monetary payment. This order of priority introduced by the Resolution Mechanism Act became effective on January 1, 2017 and would apply to the then outstanding debt instruments of the Issuer if German insolvency proceedings were instituted, or if Resolution Measures were imposed, on such debt instruments. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent resolution authority or court would determine whether the securities offered by the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as “Structured Debt Securities,” or whether they do not, referred to herein as “Non-Structured Debt Securities.” We expect and intend the notes offered herein to be classified as Non-Structured Debt Securities. In a German insolvency proceeding or in the event

PS-5

of the imposition of Resolution Measures with respect to the Issuer, the unsecured unsubordinated obligations of the Issuer that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations or are expressly exempted from such definition, including any Structured Debt Securities, are expected to bear losses after the Non-Structured Debt Securities (including the notes) as described above. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer.

In November 2016, the European Commission proposed substantial amendments to, among other laws, the Capital Requirements Regulation, the Bank Recovery and Resolution Directive and the SRM Regulation. The proposals cover multiple areas, including the ranking of certain unsecured debt instruments in national insolvency proceedings (to include a new category of ‘non-preferred’ senior debt referred to as “eligible liabilities instruments”), the introduction of a moratorium tool, refinements of the minimum requirement for own funds and eligible liabilities (or “MREL”) framework, and the integration of the minimum total loss-absorbing capacity (or “TLAC”) standard into EU legislation. Based upon the current proposals, we expect the securities to qualify as “eligible liabilities instruments” and to continue to rank similar to Non-Structured Debt Securities once the proposals become effective. The proposals, if they are enacted as proposed, may also enable us to issue instruments similar to the securities but ranking senior to them. The proposals are to be considered by the European Parliament and the Council of the European Union and therefore remain subject to change. The legislation when final may not include all elements of the proposals and new or amended elements may be introduced in the course of the legislative process. Until the proposals are in final form, it is uncertain how the proposals will affect us or holders of the securities. The current proposals, as well as the economic and financial environment at the time of implementation and beyond, can have a material impact on our operations and financial condition and they may require us to raise additional capital or issue additional “eligible liabilities instruments.”

Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure. In addition, secondary market trading in the notes may not follow the trading behavior associated either with Structured Debt Securities issued by us or with securities issued by other financial institutions that are not subject to the Resolution Mechanism Act or similar laws.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or any indenture agent in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any indenture agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

•	THE NOTES CONTAIN LIMITED EVENTS OF DEFAULT, AND THE REMEDIES AVAILABLE THEREUNDER ARE LIMITED — As described in “Description of Eligible Liabilities Senior Debt Securities — Events of Default” in the accompanying prospectus, the notes provide for no event of default other than the opening of insolvency proceedings against us by a German court having jurisdiction over us. In particular, the imposition of a Resolution Measure will not constitute an event of default with respect to the Indenture or the notes.

If an event of default occurs, holders of the notes have only limited enforcement remedies. If an event of default with respect to the notes occurs or is continuing, either the trustee or the holders of not less than 33 1⁄3% in aggregate principal amount of all outstanding debt securities issued under the Indenture, including the notes, voting as one class, may declare the principal amount of the notes and interest accrued thereon to be due and payable immediately. We may issue further series of debt securities under the Indenture and these would be included in that class of outstanding debt securities.

PS-6

In particular, holders of the notes will have no right of acceleration in the case of a default in the payment of principal of, interest on, or other amounts owing under, the notes. If such a default occurs and is continuing with respect to the notes, the trustee and the holders of the notes could take legal action against us, but they may not accelerate the maturity of the notes. Moreover, if we fail to make any payment because of the imposition of a Resolution Measure, the trustee and the holders of the notes would not be permitted to take such action, and in such a case you may permanently lose the right to the affected amounts.

Holders will also have no rights of acceleration due to a default in the performance of any of our other covenants under the notes.

•	There may not be an active trading market in the notes; sales in the secondary market may result in significant losses — Although the notes are expected to be listed on the Frankfurt Stock Exchange Regulated Market, a trading market for the notes may not develop and no assurances can be given as to the continuation of any listing during the term of the notes. We are not required to maintain any listing of the notes on the Frankfurt Stock Exchange Regulated Market or any other exchange. If the notes are delisted or if a sufficiently active secondary market in the securities does not develop, there likely will not be enough liquidity in the notes to allow you to trade or sell your notes when you wish to do so or at a price that reflects a liquid market in the notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The value of the notes prior to maturity will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time remaining to the maturity of the notes;

•	trends relating to inflation;

•	interest rates and yields in the markets generally;

•	the actual or anticipated rate of LIBOR;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

During the term of the notes, it is possible that their value may decline significantly due to the factors described above, and any sale prior to the Maturity Date could result in a substantial loss to you. You must hold the notes to maturity to receive the repayment of principal.

PS-7

DESCRIPTION OF THE NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings “Description of Notes” in the accompanying prospectus supplement and “Description of Eligible Liabilities Senior Debt Securities” in the accompanying prospectus. Capitalized terms used but not defined in this pricing supplement have the meanings assigned to them in the accompanying prospectus supplement and prospectus. The term “note” refers to each $1,000 Principal Amount of our 2 Year Floating Rate Eligible Liabilities Senior Notes due August 14, 2019.

General

The notes are unsecured, unsubordinated senior non-preferred obligations of Deutsche Bank AG that pay interest at a variable rate equal to 3-month USD LIBOR plus 0.80%. The interest will be paid on a quarterly basis in arrears on each Interest Payment Date, including the Maturity Date, based on an actual/360 day count convention. The notes are our Eligible Liabilities Senior Notes, Series D referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by Deutsche Bank AG New York Branch under an indenture among us, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar. From time to time, we may create and issue additional notes with the same terms, so that the additional notes will be considered as part of the same issuance as the earlier notes.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

The notes are our direct, unconditional, unsecured and unsubordinated obligations and rank equally and pari passu with all of our other unsecured and unsubordinated debt, subject to any statutory priority regime under German law that provides certain claims will be satisfied first in a resolution or insolvency proceeding with respect to the Issuer and save for those preferred by mandatory provisions of law. Under German law, the notes constitute non-preferred debt instruments within the meaning of Section 46f(6) sentence 1 of the German Banking Act (Kreditwesengesetz). For more information, see “Resolution Measures and Deemed Agreement” on page PS-2 of this pricing supplement.

The notes will be issued in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof. The principal amount (the “Principal Amount”) of the notes is $1,000 and the Issue Price of the notes is $1,000. The notes will be issued in registered form and represented by one or more permanent global notes registered in the name of The Depository Trust Company (“DTC”) or its nominee, as described under “Description of Notes — Form, Legal Ownership and Denomination of Notes” in the accompanying prospectus supplement and “Forms of Securities — Legal Ownership — Global Securities” in the accompanying prospectus.

Payments on the Notes

The “Maturity Date” will be August 14, 2019, unless that day is not a Business Day, in which case the Maturity Date will be the first following Business Day. On the Maturity Date, you will receive a cash payment, for each $1,000 Principal Amount of notes, of $1,000 plus any accrued but unpaid interest. If the scheduled Maturity Date is not a Business Day, the principal plus any accrued but unpaid interest will be paid on the first following day that is a Business Day with the full force and effect as if made on the scheduled Maturity Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Maturity Date.

The notes will bear interest from the Settlement Date at a variable Interest Rate, payable on a quarterly basis in arrears on February 14, May 14, August 14 and November 14 of each year (each, an “Interest Payment Date”), commencing on November 14, 2017 and ending on the Maturity Date, based on an actual/360 day count convention. If any scheduled Interest Payment Date (other than the Maturity Date) is not a Business Day, the Interest Payment Date will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day.

The “Interest Rate” for each Reset Period commencing on an Interest Reset Date will be equal to the Base Rate (to be determined by the calculation agent on the relevant Interest Determination Date) plus the Spread. The Initial Interest Rate will be equal to the Base Rate (to be determined by the calculation agent on the second London Banking Day prior to the Settlement Date) plus the Spread.

The “Base Rate” is 3-month USD LIBOR.

The “Spread” is plus 0.80%.

Each “Reset Period” will be from, and including, an Interest Reset Date to, but excluding, the following Interest Reset Date, with the final Reset Period ending on, but excluding, the Maturity Date.

The “Interest Reset Dates” will be the Interest Payment Dates.

PS-8

Each “Interest Determination Date” will be the second London Banking Day preceding the relevant Interest Reset Date.

A “London Banking Day” is any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

We will irrevocably deposit with DTC no later than the opening of business on the applicable Interest Payment Date and the Maturity Date funds sufficient to make payments of the amount payable with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A “Business Day” is any day that is a London Banking Day other than a day that is (i) a Saturday or Sunday, (ii) a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close, (iii) a day on which transactions in U.S. dollars are not conducted in the City of New York or London, England or (iv) a day on which TARGET2 is not operating.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws) and subject to approval by the competent authority if then required under applicable law, capital adequacy guidelines, regulations or policies of such competent authority, we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market transactions or by private agreement.

Calculation Agent

Deutsche Bank AG, London Branch will act as the calculation agent. As the calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of your notes on each Interest Payment Date. Unless otherwise specified in this pricing supplement, all determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the trustee and us. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid on each Interest Payment Date and at maturity on or prior to 11:00 a.m., New York City time, on the Business Day preceding each Interest Payment Date and the Maturity Date, as applicable.

All calculations with respect to the amount of interest payable on the notes will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded to 0.87655); all U.S. dollar amounts related to determination of the payment per $1,000 Principal Amount of notes at maturity will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., 0.76545 would be rounded up to 0.7655); and all U.S. dollar amounts paid on the aggregate Principal Amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Events of Default

Under the heading “Description of Eligible Liabilities Senior Debt Securities — Events of Default” in the accompanying prospectus is a description of the event of default relating to eligible liabilities senior debt securities including the notes. The notes provide for no event of default other than the opening of insolvency proceedings against us by a German court having jurisdiction over us.

The Indenture provides that there is no right of acceleration in the case of a default in the payment of principal of, interest on, or other amounts owing under the notes or a default in the performance of any of our other covenants under the notes or the indenture.

Payment Upon an Event of Default

If an event of default occurs and the maturity of your notes is accelerated, we will pay a default amount for each $1,000 Principal Amount of notes equal to $1,000 plus any accrued but unpaid interest to, but excluding, the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading “Description of Eligible Liabilities Senior Debt Securities — Modification of the Indenture” in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

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Listing

The notes are expected to be listed on the Frankfurt Stock Exchange Regulated Market.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s nominee). One or more fully registered global notes certificates, representing the total aggregate Principal Amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings “Description of Notes — Form, Legal Ownership and Denomination of Notes.” The notes are offered on a global basis. Investors may elect to hold interests in the registered global notes held by DTC through Clearstream, Luxembourg or the Euroclear operator if they are participants in those systems, or indirectly through organizations that are participants in those systems. See “Series D Notes Offered on a Global Basis — Book-Entry, Delivery and Form” in the accompanying prospectus supplement.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York, except as may otherwise be required by mandatory provisions of law and except with respect to the provisions relating to the ranking of the notes and their status under Section 46f(6) sentence 1 of the German Banking Act (Kreditwesengesetz), which shall be governed by and construed in accordance with German law.

Tax Considerations

You should review carefully the section of the accompanying prospectus supplement entitled “United States Federal Income Taxation. Although not free from doubt, the notes will be treated as debt for U.S. federal income tax purposes. Assuming this treatment is correct, the notes will be treated for U.S. federal income tax purposes as “variable rate debt instruments” that provide for a qualified floating rate and are issued without original issue discount.

If you purchase a note at a price that is greater or less than the issue price, you may be considered to have purchased the note with “amortizable bond premium” or “market discount,” respectively. See “United States Federal Income Taxation — Tax Consequences to U.S. Holders — Market Discount” and “United States Federal Income Taxation — Tax Consequences to U.S. Holders — Acquisition Premium and Amortizable Bond Premium,” as applicable, on pages PS-25 and PS-26 of the accompanying prospectus supplement.

If you are a non-U.S. holder, you will not be subject to U.S. federal income tax (including withholding tax), provided that you fulfill certain certification requirements and certain other conditions are met. See “United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders” on page PS-28 of the accompanying prospectus supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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USE OF PROCEEDS; HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes, as more particularly described in “Use of Proceeds” in the accompanying prospectus.

We or our affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those securities. Although we have no reason to believe that any of these activities will have a material impact on the value of the notes, we cannot assure you that these activities will not have such an effect.

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SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Terms Agreement entered into between the Issuer and Deutsche Bank AG, Academy Securities, Inc., Mischler Financial Group, Inc. and R. Seelaus & Co., Inc., as agents thereunder (each, an “Agent,” and, collectively, the “Agents”), each Agent participating in the offering of the notes has agreed to purchase, and we have agreed to sell, the Principal Amount of notes indicated opposite such Agent’s name in the following table.

Agents	Principal Amount of Notes
Deutsche Bank AG	$1,820,000,000
Academy Securities, Inc.	$60,000,000
Mischler Financial Group, Inc.	$60,000,000
R. Seelaus & Co., Inc.	$60,000,000
Total	$2,000,000,000

Notes sold by the Agents to the public will initially be offered at the Issue Price set forth on the cover of this pricing supplement. If all of the notes are not sold at the Issue Price, the Agents may change the offering price and the other selling terms.

The Agents will receive a selling concession in connection with the sale of the notes of 0.02% or $0.20 per $1,000 Principal Amount of notes. The Agents may also sell the notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Agents and/or the purchasers of the notes for whom they may act as agent, and such compensation received by such dealers will not be in excess of the selling concession the Agents receive from us. In connection with the sale of the notes, the Agents may receive commissions from the purchasers of the notes for whom they may act as agent. The Agents and any dealers that participate with the Agents in the distribution of the notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the notes by them may be deemed to be underwriting discounts or commissions.

Deutsche Bank AG or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, the Agents may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, an Agent may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. Such Agent must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if an Agent is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agents may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or slow a decline in the market price of the notes. The Agents are not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, the Agents or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and any other Agent through which we may offer the notes will represent and agree, that if any notes are to be offered outside the United States, it will not offer or sell any such notes in any jurisdiction if such offer or sale would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such offer or sale by it or for or on behalf of the Issuer unless such consent, approval or permission has been previously obtained and such Agent will obtain any consent, approval or permission required by it for the subscription, offer, sale or delivery of the notes, or the distribution of any offering materials, under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it makes any subscription, offer, sale or delivery.

Deutsche Bank AG, as an Agent, will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

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Settlement

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which will be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated June 22, 2017, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated as June 22, 2017, which has been filed as an exhibit to the registration statement referred to above.

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